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                                                                    May 28, 2001

IVP Technology Corporation
54 Centre Place
Mississauga, Ontario L4Z 1V9
Canada

     Re:  Modification to Retainer Agreement
          ----------------------------------

Dear Mr. Maxwell:

     Please accept this letter as confirmation that IVP Technology Corporation (the "Company"), has agreed to modify Section 5 of the Retainer Agreement dated March 1, 1999 (the "Retainer") between the Company and Ruffa & Ruffa, P.C. ("R&RPC"), effective May 28, 2001. We understand that Section 5, as modified, shall read as follows:

     "5. ATTORNEY BILLING STATEMENTS: We will send the Company monthly statements, itemizing the fees and costs incurred. Our statements will reflect a credit for the retainer fee and the Company agrees to pay any balance to us within ten days of receipt of our statement. Invoices shall be paid within thirty days of receipt by the Company. In the event that the Company does not have cash sufficient to satisfy an invoice, we may elect to accept payment of all or any portion of the amount of an outstanding invoice, subject to the approval of the Company's Board of Directors, in shares of the Company's common stock, valued at the closing bid price per share on the date of the Company's acceptance of our proposal, which shall be offered and sold pursuant to a registration on Form S-8. Invoices which remain uncontested for a period of 60 days shall be deemed accepted by the Company. Any unpaid balances on invoices billed which remain unsatisfied for a period of 60 days will be subject to an interest charge of 1 1/2% per month. The Company agrees that in the event it fails to perform its obligations hereunder, including its obligation to pay the fees agreed hereby, it shall be liable for all costs, expenses or liabilities incurred in connection with enforcing our rights hereunder, including the payment of attorney's fees."

     We hereby confirm that the legal services for which the shares of the Company's common stock may be offered and sold to us on Form S-8 will be issued in the names of our officers and, in all events, will not be for services rendered in connection with the

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offer or sale of securities in a capital raising transaction, or which do not directly or indirectly promote or maintain a market for the Company's securities.

     In view of the amount of the Company's outstanding invoices to this firm at May 1, 2001, we hereby elect to accept 500,000 shares of the Company's common stock in payment of $35,000 of the fees due on said invoice, provided that the shares are registered on Form S-8, as provided in the amendment to our Retainer Agreement, as hereinabove set forth.

     Please note that this letter may be filed as an exhibit to the Form S-8. In order to effectuate the modification of the Retainer, please sign this letter and return it to my office. If you have any questions, please call me.

                                             Sincerely,

                                             RUFFA & RUFFA, P.C.

                                             By: /s/ William P. Ruffa
                                                --------------------------------
                                                     William P. Ruffa, President


ACCEPTED AND AGREED:
IVP TECHNOLOGY CORPORATION

By: /s/ John Maxwell
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        John Maxwell, President